Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered domestic sales of 58,473 units in February 2021, a growth of 54% over last year

Mumbai, March 1, 2021: Tata Motors Limited sales in the domestic & international market for February 2021 stood at 61,365 vehicles, compared to 40,619 units during February 2020.

Domestic Sales Performance:

Category	Feb 2021	Jan 2021	Feb 2020	% change (m-o-m)	% change (y-o-y)
Total Domestic Sales	58,473	57,742	38,002	1%	54%

Domestic - Commercial Vehicles:

Category	Feb 2021	Jan 2021	Feb 2020	% Change (m-o-m)	% Change (y-o-y)
M&HCV	8,771	8,416	6,739	4%	30%
I & LCV	5,624	4,955	3,356	14%	68%
Passenger Carriers	1,247	1,007	3,342	24%	-63%
SCV cargo and pickup	15,606	16,386	12,135	-5%	29%
Total Domestic	31,248	30,764	25,572	2%	22%
CV Exports	2,718	2,145	2,514	27%	8%
Total CV	33,966	32,909	28,071	3%	21%

Domestic - Passenger Vehicles:

Category	Feb 2021	Jan 2021	Feb 2020	% change (m-o-m)	% change (y-o-y)
Total PV	27,225	26,978	12,430	1%	119%

February 2021 sales have been the highest ever sales for Tata Motors PV in nearly 9 years (107 months).

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and

Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.